June 11, 2008

BY EDGAR, FACSIMILE AND U. S. MAIL

Mr. John Cash
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

RE:	Hooker Furniture Corporation
Form 10-K for the fiscal year ended February 3, 2008
Filed April 16, 2008
File No. 0-25349

Dear Mr. Cash:

Hooker Furniture Corporation is providing its responses to the Staff’s comment letter dated May 29, 2008 (the “Staff Letter”) with respect to the Company’s Form 10-K referenced above. This letter has been submitted via EDGAR, facsimile and a hard copy delivered by U. S. Mail.

Set forth below are each of the Staff’s comments (in italics) followed by the Company’s responses.  The headings and numbered paragraphs in this letter correspond to the same contained in the Staff Letter.  Terms used in this letter, that are not otherwise defined herein, have the meanings given them in the Form 10-K unless the context indicates otherwise.

We acknowledge and appreciate the opportunity to discuss the Staff’s comments as well as provide further insight into the Company’s operations in our telephone conversation with Staff Accountant, Mindy Hooker on June 3, 2008.  Our responses incorporate key points from that discussion, as appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Staff Comment:  We note your disclosures that address the industry wide slowdown in business at retail and that you expect business conditions to remain challenging well into fiscal 2009.  We also note from your risk factors on page 11 that an economic downturn could effect consumer spending habits by decreasing overall demand for home furnishings.  While your current discussion of operations and your focus on the changes in your business model address many factors that have impacted your results, we believe that you should enhance this discussion in future filings to include more specific quantified information.  This will allow a reader to more clearly understand how the current sales environment impacts your financial results and all also enable a reader to better understand how future trends may also impact your results.  This additional quantified information could include, but not be limited to, the following areas:

•	Enhanced discussion regarding the potential margin improvements realized and future trends from imported wood and metal products compared to domestic manufacturing;

•	Impact of recent acquisitions such as Sam Moore and Opus Designs LLC on your operating results;

•	The potential impact on your inventory levels resulting from the change in your business model and potential supply chain issues;

•	A more thorough discussion and quantification of the contribution to your performance resulting from each of your major product sub-categories

Company Response: Hooker Furniture operates predominantly in the residential home furnishings industry, principally in North America.  Generally, our customers and financial performance are similar for substantially all of the Company’s product lines, including the product lines of the recently acquired Sam Moore and Opus Designs businesses.  Additionally, substantially all of the Company’s product lines are affected in similar ways by economic conditions and consumer spending patterns. Consequently, financial performance measures are generally similar for all of the Company’s products.

We have noted in our filing that domestically produced wood furniture had a diminished impact on the current year’s results of operations, due to the Company’s exit from that business last year.  That transition is now substantially complete. As a result, the Company expects that inventory levels in future periods will be comparable as a percentage of sales to those for the 2008 fiscal year.

The Company will provide in future filings, when material, more specific quantified information regarding the performance of major product sub-categories when required to give investors an understanding of how a particular major product sub-category has had a distinct effect on the financial performance of the Company.

Result of Operations page 21

Staff Comment: We note your use of the non-GAAP financial measure Operating Margin excluding restructuring and special charges.  Please enhance your disclosures to clearly indicate why management believes that the measure is useful and also to describe any material limitations associated with this measure and how management compensates for those material limitations.  Please refer to Item 10 of Regulation S-K and our response to question eight of “Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures.”

Company Response:  In addition to the presentation of “Operating Margin excluding restructuring and special charges” in its “Results of Operations” referred to in the Staff’s comment, the Company also provided disclosure regarding this non-GAAP financial measure in “Item 8 - Financial Statements and Supplementary Data.” In each case, the Company included a brief statement explaining why the Company provides this information. As a point of clarification, the Company discloses this measure because it understands this information is useful to investors, but management does not use this measure for any other purpose.

In any future filings in which the Company presents “Operating Margin excluding restructuring and special charges” we will include additional disclosure regarding any material limitations of that financial measure as compared to the use of the most directly comparable GAAP financial measure.

In connection with responding to the Staff’s comments the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call me or Gary Armbrister at (276) 656-0459,

Best regards,

/s/ E. Larry Ryder

E. Larry Ryder
Executive Vice President – Finance and Administration
Chief Financial Officer

Enclosures

cc:	Mindy Hooker, Staff Accountant – Division of Corporation Finance, Securities and Exchange Commission
R. Gary Armbrister, Chief Accounting Officer, Hooker Furniture Corporation
Henry G. Williamson, Jr., Audit Committee Chairman, Hooker Furniture Corporation
Paul Chapman, Partner, KPMG LLP
Karl M. Strait, Partner, McGuireWoods, LLP